FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person*
               Miller, Christopher
               11888 SW Breyman
               Portland, Oregon 97219

2.    Issuer Name and Ticker or Trading Symbol
               NBG Radio Network, Inc.  "NSBD"

3.    I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
               N/A

4.    Statement for Month/Year
               7/99

5.    If Amendment, Date of Original (Month/Year)


6.    Relationship of Reporting Person(s) to Issuer (Check all applicable)
               /X/      Director
               /X/      Officer (give title below)
                                   Chief Operating Officer
                                 ---------------------------
               /   /    10% Owner
               /   /    Other (specify below)N/A
                                 ---------------------------

7.    Individual or Joint/Group Filing (Check Applicable Line)
               /X/      Form filed by One Reporting Person
               /   /    Form filed by More than One Report Person

      Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.    Title of Security (Instr. 3)
               (i)       Common Stock
               (ii)      Common Stock

2.    Transaction Date(s) (Month/Day/Year)
               7/30/99

3.    Transaction Code (Instr. 8)
               Code:             X
               V:

4.    Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
               Amount   43,000 shares
               (A) or (D)        (A)
               Price             $1.17 per share

5.    Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
               (i)      43,000
               (ii)     175,000

6.    Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

               (i)      (I)
               (ii)     (D)

7.    Nature of Indirect Beneficial Ownership (Instr. 4)

               (i)      Held in trust for children

      Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
               (i)      Warrants*
               (ii)     Warrants*
               (iii)    Options*

2.       Conversion or Exercise Price of Derivative Security
               (i)      $1.17
               (ii)     $1.17
               (iii)    $3.10

3.       Transaction Date (Month/Day/Year)
               (i)      7/30/99
               (ii)     7/30/99

4.       Transaction Code (Instr. 8)
               (i)      Code:    J(1)
                           V:

               (ii)     Code:    X
                           V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
               (i)      43,000(A)
               (ii)     43,000(D)

6.       Date Exercisable and Expiration Date (Month/Day/Year)
               Date Exercisable: (i)     7/31/1998
                                 (ii)    7/31/1998
                                 (iii)   2/1/99
               Expiration Date   (i)     7/31/1999
                                 (ii)    7/31/1999
                                 (iii)   11/30/02

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
               Title:            (i)     Common Stock
                                 (ii)    Common Stock
                                 (iii)   Common Stock

               Amount of Shares: (i)     43,000
                                 (ii)    43,000
                                 (iii)   175,000

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
               (i)      0
               (ii)     0
               (iii)    175,000

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)
               (i)      I
               (ii)     I
               (iii)    D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)
               (i)      Held in trust for children
               (ii)     Held in trust for children

Explanation of Responses:

               (1) - Warrants were acquired by assignment without consideration.

               *   Right to purchase common stock.



                           /s/ Christopher J. Miller                    8/10/99
                           --------------------------------             -------
                           ** Signature of Reporting Person              Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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